Exhibit 99.1

18 August 2025

MAC Copper Limited Announces FIRB Approval Received – Regulatory Conditions Precedent Now Satisfied

ST. HELIER, Jersey – (BUSINESS WIRE) – MAC Copper Limited ARBN 671 963 198 (NYSE:MTAL; ASX:MAC)

MAC Copper Limited (NYSE:MTAL, ASX:MAC) (“MAC” or the “Company”) is pleased to provide the following update on the proposed acquisition of 100% of the issued share capital in MAC by Harmony Gold (Australia) Pty Ltd (a wholly owned subsidiary of Harmony Gold Mining Company Limited (JSE:HAR, NYSE:HMY)) (“Harmony”) by way of a Jersey law scheme of arrangement pursuant to Article 125 of the Companies (Jersey) Law 1991 (as amended) (“Scheme”).

Capitalised terms used in this announcement have the meaning given to them in the Scheme Circular, a copy of which is attached to MAC’s announcement released on 31 July 2025.

Update on regulatory conditions precedent

MAC has been notified by Harmony that Harmony has received written notice under section 74(2) of the Foreign Acquisitions and Takeovers Act 1975 (Cth) on behalf of the Australian Federal Treasurer stating that the Commonwealth Government does not object to the Scheme.

Accordingly, the regulatory condition precedent in clause 3.1(c) of the Implementation Deed has now been satisfied and that all regulatory conditions to the Scheme have now been satisfied.

MAC CEO, Mick McMullen, commented:

“The receipt of regulatory approval from FIRB following the previously announced approval from SARB is another significant step towards implementation of the Transaction as all requisite regulatory approvals have now been obtained. We strongly encourage all shareholders to vote well ahead of the 26 August 2025 (for MAC CDI Holders) and 27 August 2025 cut-off (for MAC Shareholders and Scheme Shareholders). The MAC Directors remain unanimous in recommending that Scheme Shareholders vote in favour of the Scheme at the Court Meeting and that MAC Shareholders vote in favour of the General Meeting Resolution, in the absence of a Superior Proposal.”

The Scheme remains subject to the Scheme and the General Meeting Resolution being approved by the requisite majorities of Scheme Shareholders and MAC Shareholders (as applicable) at the Meetings, certain specified conditions precedent to the Streams Restructure Deed being satisfied or waived, the Court sanctioning the Scheme at the Court Sanction Hearing and other customary Conditions set out in the Scheme Circular. As previously announced, the Restructuring Documents have been fully executed and the remaining deliverables to satisfy the Consents Condition are well underway.

Court Meeting and General Meeting

The Court Meeting and General Meeting will be held at 44 Esplanade, St Helier, Jersey JE4 PWG and online via the Virtual Meeting Platform at 12:30 pm (Jersey time) / 7:30 am (New York time) / 9:30 pm (Sydney time) on Friday, 29 August 2025 (for the Court Meeting) and at 1:00 pm (Jersey time) / 8:00 am (New York time) / 10:00 pm (Sydney time) on Friday, 29 August 2025 (for the General Meeting) (or as soon thereafter as the Court Meeting has concluded or been adjourned).

Each MAC Shareholder whose name appears on the Share Register at 4:00 pm (New York time) on Tuesday, 29 July 2025 will be entitled to attend and vote on all resolutions to be put to the Court Meeting and the General Meeting.

MAC Copper Limited maccopperlimited.com	3rd Floor, 44 Esplanade, St Helier, Jersey, JE4	Page 1

Further information

If, after reading the Scheme Circular, you have any questions about the Scheme or the Scheme Circular, please contact MAC’s proxy solicitation firm, Sodali & Co, at:

If you are a MAC Shareholder Call toll-free in US: +1 (800) 662-5200 Outside of US: +1 (203) 658-9400	If you are a MAC CDI Holder Within Australia: 1300 229 418 Outside Australia: +61 2 9066 4059

– Ends –

This announcement has been authorised for release by Mick McMullen, CEO and Director.

Contacts

Mick McMullen Chief Executive Officer & Director MAC Copper Limited investors@metalsacqcorp.com	Morné Engelbrecht Chief Financial Officer MAC Copper Limited

About MAC Copper Limited

MAC Copper Limited (NYSE:MTAL; ASX:MAC) is a company focused on operating and acquiring metals and mining businesses in high quality, stable jurisdictions that are critical in the electrification and decarbonization of the global economy.

MAC Copper Limited maccopperlimited.com	3rd Floor, 44 Esplanade, St Helier, Jersey, JE4	Page 2